UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
For the Years Ended December 31, 2011 and 2010

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
West Pharmaceutical Services, Inc.
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 26, 2012

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

Investments at fair value (Note E):
Mutual funds	$82,803,648	$81,924,570
Collective trust fund	20,041,164	18,329,555
West Pharmaceutical Services, Inc. common stock	-	26,210,482
Plan interest in Master Trust	20,418,526	-
Total investments	123,263,338	126,464,607

Receivables:
Employer contributions	87,181	49,941
Notes receivable from participants	2,764,531	2,608,785
Total receivables	2,851,712	2,658,726

Net assets reflecting investments at fair value	126,115,050	129,123,333

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(928,034)	(721,783)

Net assets available for benefits	$125,187,016	$128,401,550

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Additions:
Interest and dividend income	$2,658,771	$2,375,498
Net (depreciation) appreciation in fair value of investments (Note C)	(2,722,265)	9,154,910
Plan interest in Master Trust net investment loss	(1,186,940)	-
Interest income on notes receivable from participants	122,024	125,220
Contributions:
Employer	3,482,017	3,331,355
Participant	7,328,328	7,058,409
Total additions	9,681,935	22,045,392

Deductions:
Benefits paid	12,881,687	8,680,573
Plan expenses	14,782	13,709
Total deductions	12,896,469	8,694,282

Net (decrease) increase	(3,214,534)	13,351,110

Net assets available for plan benefits:
Beginning of the year	128,401,550	115,050,440
End of the year	$125,187,016	$128,401,550

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan available to eligible full-time employees of the Company who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, the Company entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the Tech Group Puerto Rico, Inc. Savings and Retirement Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is West Pharmaceutical Services, Inc. common stock (the “West Stock Fund”). See Note D for more information regarding the Master Trust.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation with no combined limit, subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers twenty-six mutual funds, a collective trust fund and the West Stock Fund as investment options for participants. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. The portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Participants may change or transfer their investment options at any time. Company matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE A - Description of Plan - continued

Vesting
Participants are immediately vested in their contributions plus earnings thereon. The Plan also allows for the immediate 100% vesting of employer contributions made on or after January 1, 2007 and earnings attributable to such contributions. Employer contributions made prior to January 1, 2007 will vest at a rate of 20% per year of service.

Forfeited Accounts
At December 31, 2011 and 2010, forfeited nonvested accounts totaled $453 and $42,489, respectively. During 2011 and 2010, forfeitures of $41,401 and $2,918, respectively, were used to reduce employer matching contributions related to 2010. None were used to reduce 2011 employer matching contributions or to pay administrative expenses.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2011 and 2010, interest rates on outstanding loans ranged from 4.25% to 10.00%.  Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior period’s financial statements in order to conform to the current year’s presentation.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE B - Summary of Significant Accounting Policies - continued

Valuation of Investments and Income Recognition
The Plan's investments, including the Plan’s interest in the Master Trust, are stated at fair value (see Note E), with the exception of the collective trust fund, which is discussed separately below. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Collective Trust Fund
The Plan holds an investment in the Vanguard Retirement Savings Trust, a collective trust fund. This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities.  The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

The Plan’s investment in the collective trust fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses. Contract value is reported to the Plan by the VFTC. The statement of changes in net assets available for plan benefits is prepared on a contract value basis. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 2.63% and 2.70% for the years ended December 31, 2011 and 2010, respectively.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

Recently Adopted Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifying existing fair value disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value. In addition, the guidance requires information to be disclosed on a gross basis related to purchases, sales, issuances and settlements in the Level 3 reconciliation. This guidance was effective for annual periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE B - Summary of Significant Accounting Policies - continued

New Accounting Pronouncements
In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. It also changes certain fair value measurement principles and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management does not expect this adoption to have a material impact on the Plan’s financial statements.

NOTE C - Investments

Investments that represent 5% or more of the Plan's net assets, excluding the Master Trust, as of December 31 are as follows:

	2011	2010
Vanguard 500 Index Fund Investor Shares	$7,021,559	$6,532,934
Vanguard Capital Opportunity Fund Investor Shares	6,756,124	7,510,427
Vanguard Morgan Growth Fund Investor Shares	10,370,530	10,911,886
Vanguard Total Bond Market Index Fund Investor Shares	7,331,289	7,326,854
Vanguard Windsor II Fund Investor Shares	12,376,839	12,663,395
West Stock Fund	-	26,210,482
Vanguard Retirement Savings Trust, at contract value	19,113,130	17,607,772

During 2011 and 2010, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2011	2010
Common stock	$-	$1,220,378
Mutual funds	(2,722,265)	7,934,532
	$(2,722,265)	$9,154,910

NOTE D – Master Trust

As mentioned in Note A, effective January 3, 2011, a portion of the Plan’s investments are held in a Master Trust that was established for the investment of assets of the Plan and one other Company-sponsored retirement plan. Each plan has an undivided interest in the underlying assets of the Master Trust.

The Plan’s sole investment in the Master Trust consists of units owned in the West Stock Fund. As of December 31, 2011, the Plan’s interest in the net assets of the Master Trust was 100%. The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2011 was $20,418,526. Refer to Note E for the investment’s level in the fair value hierarchy.

The following table summarizes the net investment loss of the Master Trust for the year ended December 31, 2011:

2011
Dividends	$405,308
Net depreciation in fair value of common stock	(1,592,248)
$(1,186,940)

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments held outside of the Master Trust that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2011
Mutual funds:
Small cap	$1,882,327	$-	$-	$1,882,327
Mid cap	14,313,140	-	-	14,313,140
Large cap	34,240,572	-	-	34,240,572
International	4,944,662	-	-	4,944,662
Balanced	20,091,478	-	-	20,091,478
Bond	7,331,289	-	-	7,331,289
Money market	180	-	-	180
Total mutual funds	82,803,648	-	-	82,803,648
Collective trust fund	-	20,041,164	-	20,041,164
Total assets at fair value	$82,803,648	$20,041,164	$-	$102,844,812

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE E - Fair Value Measurements - continued

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2010
Mutual funds
Small cap	$2,034,313	$-	$-	$2,034,313
Mid cap	15,335,871	-	-	15,335,871
Large cap	34,454,741	-	-	34,454,741
International	5,651,666	-	-	5,651,666
Balanced	17,078,960	-	-	17,078,960
Bond	7,326,854	-	-	7,326,854
Money market	42,165	-	-	42,165
Total mutual funds	81,924,570	-	-	81,924,570
Common stock	26,210,482	-	-	26,210,482
Collective trust fund	-	18,329,555	-	18,329,555
Total assets at fair value	$108,135,052	$18,329,555	$-	$126,464,607

The following table summarizes the Plan’s investment in the Master Trust that is measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2011
Plan interest in Master Trust:
Common stock	$20,418,526	$-	$-	$20,418,526

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion.

Mutual funds: Valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Collective trust fund: Valued at NAV at year-end, based on information provided by the trustee and using the audited financial statements of the trust at year-end.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE G - Related Party Transactions

The Plan invests in shares of mutual funds and a collective trust fund managed by The Vanguard Group, an affiliate of VFTC. VFTC acts as Trustee for only those investments as defined by the Plan.  Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, common stock transactions and loans to participants qualify as party-in-interest transactions.

NOTE H - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE I - Tax Status

The Plan obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements. On January 28, 2011, the Plan administrator filed a request for a determination letter from the IRS on the amended Plan and the review process is currently ongoing.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2007.

NOTE J - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

2011
Net assets available for benefits per the financial statements	$125,187,016
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	928,034
Net assets per Schedule H to the Form 5500	$126,115,050

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Schedule H of Form 5500:

2011
Net decrease per the financial statements	$(3,214,534)
Current-year adjustment from contract value to fair value for fully-benefit responsive investment contract	928,034
Net loss per Schedule H of Form 5500	$(2,286,500)

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

	Identity of Issue	Description	Current Value
	American Funds EuroPacific Growth Fund	Mutual Fund	$3,675,662
	Franklin Balance Sheet Investment Fund	Mutual Fund	1,176,179
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	3,687,924
	Templeton Foreign Fund	Mutual Fund	1,269,000
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	7,021,559
*	Vanguard Capital Opportunity Fund Investor Shares	Mutual Fund	6,756,124
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	1,882,327
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	2,692,913
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	4,471,644
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	10,370,530
*	Vanguard Prime Money Market Fund	Mutual Fund	180
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	36,565
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	762,458
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	2,742,012
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	3,109,475
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	2,261,770
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	1,671,976
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	568,870
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	699,961
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	586,042
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	268,630
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	23,499
*	Vanguard Target Retirement Income	Mutual Fund	1,184,943
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	7,331,289
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	6,175,277
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	12,376,839
*	Vanguard Retirement Savings Trust	Collective Trust Fund	20,041,164
*	West Stock Fund	Master Trust	20,418,526
*	Participant Loans	4.25% - 10.00%	2,764,531
			$126,027,869

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer
Plan Administrator

Date:  June 26, 2012

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm